EXHIBIT 99.1

Volvo Trucks demonstrates alco-lock at EU seminar

GOTEBORG, Sweden, Dec. 06, 2005 (PRIMEZONE) -- Volvo Trucks demonstrates alco-lock at EU seminar

Volvo Trucks is participating today at a seminar on alco-locks in Brussels. The aim of the meeting is both to demonstrate how the equipment works and to persuade the EU to introduce the alco-lock as standard on all commercial vehicles.

The meeting was called at the initiative of the Swedish government and brings together a number of actors in the field of traffic safety, among them Volvo Trucks. The company is assisting the government by providing a truck equipped with the alco-lock system.

``Volvo supports the Swedish government's proposal regarding the introduction of alco-locks in vehicles throughout the EU. We are convinced that this measure would save many lives every single day on European roads," says Lennart Pilskog, director of Public Affairs at Volvo Trucks.

For the past couple of years now, the alco-lock has been available as an option on all Volvo trucks. In 2005, sales of the system rose sharply. Today, more than 5000 buses and trucks in Sweden are equipped with the system.

``Here at Volvo Trucks, we feel it is important that forthcoming legislation covers all of Europe at the same time, both for safety reasons and also to ensure that the additional cost is borne by all manufacturers in exactly the same way," explains Lennart Pilskog.

 The alco-lock is easy to use and features a starter inhibitor and a log function. The lock consists of a central unit and a hand-held unit with a replaceble mouthpiece. In order to start the engine, the driver must first activate the alco-lock and then blow into the mouthpiece. If the driver's breath contains traces of alcohol, the central unit will cut the supply of current in the electrical system, thus preventing the engine from starting.

 December 6, 2005

For further information, please contact Carin Varverud, Volvo Trucks, tel +46 31-66 18 26 or +46 0703-18 31 05 or via E-mail: carin.varverud@volvo.com

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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